Exhibit 99.1

For information contact:

J.J. Pellegrino

Chief Financial Officer

LeMaitre Vascular, Inc.

781-425-1691

jpellegrino@lemaitre.com

LeMaitre Vascular Doubles its Stock Repurchase Program From $5mm to $10mm

BURLINGTON, MA, November 9, 2011 — LeMaitre Vascular, Inc. (NASDAQ: LMAT), a provider of peripheral vascular devices and implants, today announced that its Board of Directors has doubled its stock repurchase authorization to an aggregate of $10mm of its Common Stock, to be purchased from time to time in the open market or in privately negotiated transactions. Since the program began in August 2009, $4.2mm of shares have been repurchased. Repurchases may be made under a Rule 10b5-1 plan, which permit shares to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws. The authority for the repurchase program has been extended for two years until December 31, 2013, unless earlier suspended or discontinued or unless further extended by the Company’s Board of Directors. The program is funded by the Company’s cash and cash equivalents.

LeMaitre Vascular to Present at Upcoming Investor Conferences

The Company also announced its participation in several upcoming conferences.

•	The Company will present at the Brean Murray, Carret & Co. 2011 Life Sciences Summit in New York City at the Grand Hyatt New York Hotel on November 14, 2011.

•	On November 16, 2011, David B. Roberts, President, will provide an update on the Company at 3:30pm at the Lazard Capital Markets 8th Annual Healthcare Conference at the Pierre Hotel in New York City.

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On December 6, 2011, Mr. Pellegrino will provide an update on the Company at 11:20am at the Canaccord Genuity 6th Annual Cardiovascular, Aesthetics & Metabolic Disorders Conference at the St. Regis Hotel in San Francisco, CA.

•	On December 8, 2011, the Company will present at the SMID-West Investor Conference 2011 in Chicago, IL.

About LeMaitre Vascular

LeMaitre Vascular is a provider of devices for the treatment of peripheral vascular disease, a condition that affects more than 20 million people worldwide. The Company develops, manufactures and markets disposable and implantable vascular devices to address the needs of its core customer, the vascular surgeon.

Well-known to vascular surgeons, the Company’s diversified product portfolio consists of brand name devices used in arteries and veins outside of the heart, including the Expandable LeMaitre Valvulotome and the Pruitt F3 Carotid Shunt.

LeMaitre and the LeMaitre Vascular logo are registered trademarks of LeMaitre Vascular, Inc. This press release contains other trademarks and trade names of the Company.

For more information about the Company, please visit http://www.lemaitre.com.